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                                Prospectus Supplement Filed Under Rule 424(b)(3)
                                                              File No. 333-17785


                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                 Prospectus Supplement Dated April 8, 1997 to
                       Prospectus Dated February 24, 1997


     This Prospectus Supplement provides supplemental information to the Prospectus dated February 24, 1997 (the "Prospectus") covering the sale of 3,355,000 shares of Class A common stock of Diamond Technology Partners Incorporated (the "Company"). The Company and Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), Technology Leaders L.P., a Delaware limited partnership ("TL"), Technology Leaders Offshore C.V., a Netherlands Antilles limited partnership ("Technology C.V." and, together with TL, "Technology Leaders"), CIP Capital L.P., a Delaware limited partnership ("CIP"), CompuCom Systems, Inc., a Delaware corporation ("CompuCom") and Cambridge Technology Partners (Massachusetts) Inc., a Delaware corporation ("Cambridge", and together with Safeguard, Technology Leaders, CIP and CompuCom, the "Selling Stockholders") granted to shareholders of the outstanding common stock of Safeguard of record on February 21, 1997, transferable rights (the "Company Rights") to purchase an aggregate of up to 3,200,000 shares of the Company's common stock. The Prospectus also relates to transferable rights (the "Direct Rights" and together with the Company Rights, the "Rights") to purchase 155,000 additional shares of the Company's common stock that were granted to certain persons having a relationship with the Company, Safeguard, one of Safeguard's other partnership companies or other persons selected by the Company (the "Other Purchasers"). The offering of the Company's Class A common stock pursuant to the exercise of the Rights is referred to as the "Rights Offering." A copy of the Prospectus is attached to this Prospectus Supplement and must be read in conjunction herewith. The following information is hereby added to and deemed to be included in the Prospectus:

          The Rights Offering by the Company, which involved the distribution of 3,128,884 Rights to Safeguard shareholders of record as of the close of business on February 21, 1997 and 155,000 Rights to the Direct Purchasers, expired on March 31, 1997 (the "Expiration Date"). Chase Mellon Shareholder Services, L.L.C., the Rights Agent, informed the Company that holders of Rights exercised such Rights to purchase a total of 2,901,013 shares of Class A common stock (of which 1,755,000 shares were sold by the Company and 1,146,013 shares were sold by the Selling Stockholders) at the exercise price of $5.50 per share. Of the total shares of the Company's Class A common stock subscribed for through the exercise of Rights, Tucker Anthony Incorporated and Robert W. Baird & Co. Incorporated (the "Underwriters") advised the Company that they subscribed for 288,537 shares of common stock through the exercise of Rights that were purchased in the open market by the Underwriters during the course of the Rights Offering. Of the 382,884 shares of class A common stock remaining unsubscribed on the Expiration Date, 300,000, together with 71,116 shares of Class A common stock relating to unissued rights, were sold to the Other Purchasers and 82,871, which constituted Excess Unsubscribed Shares, were purchased by the Underwriters. Pursuant to the terms of the Standby Underwriting Agreement, the Underwriters have purchased all of the 320,000 shares of Class A common stock from the Company that were subject to the over-allotment options granted by the Company to the Underwriters. The Underwriters have advised the Company that, during the exercise period of the Rights Offering, they
     (i) purchased 339,180 Rights in the open market at prices ranging from $4.00 to $.3125 per Right, (ii) sold 49,966 Rights in the open market at prices ranging from $4.00 to $0.5625 per Right and (iii) sold 353,146 shares of Class A common stock to the public at prices ranging from $10.00 to $6.00 per share.